West Coast Bancorp
401(k) Plan

Financial Statements as of and for the
Years Ended December 31, 2009 and 2008,
Supplemental Schedule as of December 31, 2009,
and Report of Independent Registered
Public Accounting Firm

WEST COAST BANCORP 401(k) PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2009 —

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	12

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules
and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of
West Coast Bancorp 401(k) Plan
Lake Oswego, Oregon

We have audited the accompanying statements of net assets available for benefits of the West Coast Bancorp 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
June 29, 2010

WEST COAST BANCORP 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Cash	$7,753	$11,331
Investments at fair value (participant directed):
Mutual funds	16,810,270	13,607,888
Employer common stock	939,404	1,686,924
Money market funds	5,710,397	5,250,337
Participant loans	885,132	780,187

Total investments	24,345,203	21,325,336

RECEIVABLES — Employer contributions	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$24,352,956	$21,336,667

See notes to financial statements.

WEST COAST BANCORP 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS:
Investment income (loss):
Interest and dividends	$441,582	$1,064,269
Net apreciation (depreciation) in fair value of investments	1,917,658	(9,878,027)

Net investment income (loss)	2,359,240	(8,813,758)

Contributions:
Employer matching contributions	-	48,230
Employer supplemental contributions	-	4,997
Participant contributions	2,006,462	2,669,836
Participant rollover contributions	114,125	186,190

Total contributions	2,120,587	2,909,253

DEDUCTIONS — Benefits paid to participants	1,463,538	2,948,471

NET INCREASE (DECREASE) IN NET ASSETS
AVAILABLE FOR BENEFITS	3,016,289	(8,852,976)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	21,336,667	30,189,643

End of year	$24,352,956	$21,336,667

See notes to financial statements.

WEST COAST BANCORP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF THE PLAN

The following description of the West Coast Bancorp 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General — The Plan is a defined contribution plan covering all eligible employees of West Coast Bancorp and its wholly owned subsidiaries (the “Company”). Employees are eligible to participate in the Plan when they have been employed for three months and reached 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan Administrator is a committee appointed by the Board of Directors of West Coast Bancorp and is responsible for controlling and managing the operations and administration of the Plan. Great West Retirement Services is the asset custodian and recordkeeper of the plan.

Contributions — In each Plan year, the Company may contribute a matching contribution equal to a percentage of each participant’s elective deferral contributions for that year. The Company may also make supplemental and discretionary profit sharing contributions. Supplemental and discretionary contributions are allocated to the participants’ accounts on a pro-rata basis based on eligible compensation. Company contributions can be invested in any of the Plan’s investment options. The Company suspended its matching contribution during 2008, and consequently there were no matching contributions for the year ended December 31, 2009. The Company did not make a supplemental or profit sharing contribution in fiscal year 2009.

Participants may voluntarily contribute between 1% and 100% of their total compensation as a salary reduction each year that they are a Plan participant. The actual amount of their compensation that can be deferred each year is subject to limits imposed by the Internal Revenue Code (the “Code”), which was $16,500 and $15,500 for 2009 and 2008, respectively. Participants over the age of 55 are entitled to a catch-up contribution to the Plan based on the Code.

Effective October 1, 2006, the Company implemented a Roth 401(k) feature available to all participants of the Plan. Contribution limits were all subject to the same standards as the standard 401(k) feature. Participants are able to invest in both 401(k) features at the same time and the entity’s matching contribution is based on total contributions to both features. Total contributions to the Roth 401(k) feature for the years ended December 31, 2009 and 2008, were $66,979 and $70,857, respectively.

Participant Accounts — A separate account is maintained for each participant, which is credited with the participant’s contribution, the allocation of the Company’s contribution, as determined above, and an allocation of investment earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are fully vested in their salary reduction contributions, rollovers, and related earnings at all times.

Participants vest in the Company’s matching, supplemental, and discretionary contribution portion of their accounts plus actual earnings or losses thereon based on years of continuous service as follows:

Vesting
Years of Service	Percentage
Less than 1	-%
1	20
2	40
3	60
4	80
5	100

Forfeitures — Forfeitures of terminated participants’ nonvested account balances are used to reduce the Company’s matching contributions for the Plan year in which the forfeiture occurs or to restore previously forfeited amounts. The Plan was amended during 2009 to allow for amounts forfeited to be used to pay reasonable plan administrative expenses.

Participant Loans — Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans Fund. Loan terms range from 1–5 years or more for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates (prime rate) determined as market conditions warrant by the Plan Administrator. Interest rates ranged from 5.25% to 10.25% at December 31, 2009. Principal and interest is paid ratably through semi-monthly payroll deductions. The Plan records any remaining outstanding loan balances as benefits paid at the time the participant exits the Plan.

Payment of Benefits — The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. On termination of service due to normal retirement, death or disability, the participant’s account balance will be deemed fully vested. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Investment Options — Upon enrollment in the Plan, contributions are participant-directed into the following investment options:

Federated Investors:
Federated Government Obligations Fund (available November 30, 2007)
Federated High Income Bond Fund
Federated Kaufmann Fund
Federated MDT Small Cap Fund (available February 2, 2009)
Federated Max-Cap Fund
Federated Stock and Bond Fund
Federated Total Return Bond Fund

Other Investment Options:
American Century Strategic Allocations Conservative Fund
American Century Strategic Allocations Moderate Fund
American Funds Growth Fund of America
American Funds Euro Pacific Growth Fund
Baron Growth
Managers AMG Systematic Value Fund (available December 14, 2007)
West Coast Bancorp Common Stock

Participants may change their investment options and direct transfers between investment accounts at any time.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to at any time, terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — The carrying amounts of cash and the contributions receivable approximate fair value due to the short-term maturity of the instruments. The Plan’s investments in mutual funds and employer common stock are stated at fair value, which is based upon quoted market prices. Money market funds are valued at cost plus reinvested interest, which approximates fair value. Participant loans are valued at net amortized cost, which approximates fair value.

Purchases and sales are accounted for on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is reported as earned. Cost of common stock shares sold and cost of mutual fund units sold are determined by the specific identification method.

Administrative Expenses — The Company may pay all expenses of administering the Plan including, but not limited to, the trustee’s or custodian’s fees, attorney fees, and expenses incurred by persons or entities to whom fiduciary duties have been delegated. The Plan was amended during 2009 to allow for amounts forfeited to be used to pay reasonable plan administrative expenses. If these expenses are not paid by the Company or through the use of forfeitures, there shall be a lien against and paid from the Plan, except for the items the payment of which would constitute a prohibited transaction.

Income Tax Status — The Plan received a favorable determination letter from the Internal Revenue Service effective August 2009. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Concentration of Risk — The Plan’s assets consist primarily of financial instruments including cash, money market funds, West Coast Bancorp common stock, and mutual funds. The financial instruments may subject the Plan to concentrations of risk, as from time to time cash balances exceed amounts insured by the Federal Deposit Insurance Corporation; investments in West Coast Bancorp common stock and mutual funds are subject to changes in market values.

New Accounting Pronouncements — The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events — In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events. ASC 855 is effective for periods ending after June 15, 2009.

Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

3.	FAIR VALUE MEASUREMENT AND SUMMARY OF INVESTMENTS

In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which the fair value is primarily based on observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

	Fair Value Measurements at December 31, 2009, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Federated Stock and Bond Fund	$1,361,010	$-	$-	$1,361,010	*
Federated MDT Small Cap Fund	33,904	-	-	33,904
Federated Max-Cap Fund	1,572,643	-	-	1,572,643	*
Federated Kaufmann Fund	2,103,558	-	-	2,103,558	*
Federated High Income Bond Fund	636,727	-	-	636,727
Federated Total Return Bond Fund	2,142,985	-	-	2,142,985	*
American Century Strategic Allocations
Conservative Fund	608,332	-	-	608,332
American Century Strategic Allocations
Moderated Fund	1,473,232	-	-	1,473,232	*
American Funds Growth Fund of America	2,183,591	-	-	2,183,591	*
American Funds Euro Pacific Growth Fund	2,451,351	-	-	2,451,351	*
Barron Growth	884,208	-	-	884,208
Managers AMG Systematic Value Fund	1,358,729	-	-	1,358,729	*
Total mutual funds	16,810,270	-	-	16,810,270
Employer common stock (West Coast
Bancorp Common Stock)**	939,404	-	-	939,404
Federated government obligations money
market funds	5,710,397	-	-	5,710,397	*
Participant loans	-	885,132	-	885,132

Total Investments	$23,460,071	$885,132	$-	$24,345,203

          *Represents 5% or more of net assets available for benefits at December 31.
          **Party-in-Interest

	Fair Value Measurements at December 31, 2008, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Federated Stock and Bond Fund	$1,272,236	$-	$-	$1,272,236	*
Federated MDT Small Cap Fund	-	-	-	-
Federated Max-Cap Fund	1,366,983	-	-	1,366,983	*
Federated Kaufmann Fund	1,990,945	-	-	1,990,945	*
Federated High Income Bond Fund	391,653	-	-	391,653
Federated Total Return Bond Fund	1,749,116	-	-	1,749,116	*
American Century Strategic Allocations
Conservative Fund	441,538	-	-	441,538
American Century Strategic Allocations
Moderated Fund	1,252,644	-	-	1,252,644	*
American Funds Growth Fund of America	1,515,771	-	-	1,515,771	*
American Funds Euro Pacific Growth Fund	1,708,066	-	-	1,708,066	*
Barron Growth	688,564	-	-	688,564
Managers AMG Systematic Value Fund	1,230,372	-	-	1,230,372	*
Total mutual funds	13,607,888	-	-	13,607,888
Employer common stock (West Coast
Bancorp Common Stock)**	1,686,924	-	-	1,686,924
Federated government obligations money
market funds	5,250,337	-	-	5,250,337	*
Participant loans	-	780,187	-	780,187

Total Investments	$20,545,149	$780,187	$-	$21,325,336

          *Represents 5% or more of net assets available for benefits at December 31.
          **Party-in-Interest

The Plan’s investments including investments bought, sold, and held during the year appreciated/(depreciated) in value as follows:

	2009	2008
Net change in fair value — investments at fair value as
determined by quoted market prices:
Mutual funds	$3,106,319	$(7,691,747)
West Coast Bancorp Common Stock	(1,188,661)	(2,186,280)

Total	$1,917,658	$(9,878,027)

4.	RELATED-PARTY TRANSACTIONS

The Company provides accounting and administrative services to the Plan at no charge. In addition, the Plan invests in common stock of the Company.

5.	SUBSEQUENT EVENTS

In March, 2010, the Company, as the plan sponsor of the Plan, submitted a Prohibited Transaction Exemption application to the US Department of Labor. The application relates to the acquisition and holding of stock subscription rights as “qualified employer securities” by the Plan during the subscription period of offering which began in January, 2010, for West Coast Bancorp (“Bancorp”) common stock shareholders. In order to treat the plan participant shareholders the same as other shareholders, the Plan participated in the rights offering and passed through the subscription rights to the participants holding Bancorp common stock in their accounts. However, although Bancorp common stock qualifies as “qualified employer securities,” subscription rights to acquire to that stock do not technically fall within that definition. Therefore, to comply with relevant Department of Labor guidance, the Company submitted the exemption application. The Department of Labor has granted such exemptions to other plan sponsors in similar situations. As of the date of this report, the Company’s application is still pending.

SUPPLEMENTAL SCHEDULE

WEST COAST BANCORP 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

		(b) Identity of Issue		(e)	Current
(a)		(c) Description of Investment	(d) Cost **		Value

		MUTUAL FUNDS:
		Federated Stock and Bond Fund			$1,361,010
		Federated MDT Small Cap Fund			33,904
		Federated Max-Cap Fund			1,572,643
		Federated Kaufmann Fund			2,103,558
		Federated High Income Bond Fund			636,727
		Federated Total Return Bond Fund			2,142,985
		American Century Strategic Allocations Conservative Fund			608,332
		American Century Strategic Allocations Moderate Fund			1,473,232
		American Funds Growth Fund of America			2,183,591
		American Funds Euro Pacific Growth Fund			2,451,351
		Baron Growth			884,208
		Mangers AMG Systematic Value Fund			1,358,729

		Total Mutual Funds			16,810,270

		MONEY MARKET FUNDS — Federated Government
		Obligations Fund			5,710,397

		CASH			7,753

	*	EMPLOYER COMMON STOCK — West Coast Bancorp
		Common Stock			939,404

		PARTICIPANT LOANS — Interest rate 5.25%–10.25%,
		maturing March 6, 2010 through August 11, 2024			885,132

		TOTAL			$24,352,956

	*	Party-in-interest
	**	Not required for participant-directed investments

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-104458 and 333-01649 on Form S-8 of West Coast Bancorp, of our report dated June 29, 2010, relating to the financial statements and financial statement schedule of West Coast Bancorp 401(k) Plan, appearing in this Annual Report on Form 11-K of West Coast Bancorp 401(k) Plan for the year ended December 31, 2009.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
June 29, 2010